

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 28, 2008

Republic Services, Inc.
Attention: David A. Barclay, Esq., Senior Vice President and General Counsel
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301

Allied Waste Industries, Inc.
Attention: Timothy R. Donovan, Esq., Executive Vice President and General Counsel
18500 North Allied Way
Phoenix, Arizona 85054

Re: **Republic Services, Inc.**
Registration Statement on Form S-4
Filed August 1, 2008
File No. 333-152693

Allied Waste Industries, Inc.
Soliciting Material filed pursuant to Rule 425 and Rule 14a-12
Filed August 1, 2008
File No. 001-14705

Dear Messrs. Barclay and Donovan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1.   Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

<u>Summary, page 6</u>

2.   Please move the "Summary" section so that it appears before the "Questions and Answers about the Merger" section.

<u>Recent Developments, page 19</u>

3.   Please update your "Recent Developments" disclosure to reflect the current status of Waste Management's proposal. We note your public statements on August 14, 2008 and filing pursuant to Rule 425 under the Securities Act of 1933, as amended, on August 15, 2008. Please make conforming revisions to the "Background of the Merger" section as well.

<u>Recommendations to Stockholders, page 8</u>

4.   For each set of recommendations, please disclose the more important factors considered by the board in connection with reaching their decision to unanimously recommend that stockholders vote "FOR" the listed proposals. In addition, please add cross-references to the discussion of Republic's reasons for the merger beginning on page 56 and Allied's reasons for the merger beginning on page 68.

<u>The Merger, page 47</u>

<u>Background of the Merger, page 47</u>

5.   Please provide us with a complete set of all the materials (e.g., board books) that Merrill Lynch provided to the Republic board at its presentations to the board on April 15, April 22, April 29, June 19 and June 22, 2008, as well as a complete set of all the materials that UBS provided to the Allied board at its presentations to the board on April 24, June 5 and June 22, 2008.

<u>2007 and 2008 Discussions, page 48</u>

6.   Please tell us why you have not included the information required by Item 1015(b) of Regulation M-A for the presentation regarding the valuation of the transaction provided by L.E.K. Consulting to Republic's board of directors. We note that you refer to this presentation on page 49 and it appears to be materially related to the transaction. Please see Item 4(b) of Form S-4.

7.   Please disclose the discount rate and timing assumptions used by Merrill Lynch to evaluate Waste's proposal, as described in the penultimate paragraph on page 53.

8.   We note the statement in the penultimate paragraph on page 53 that the "discounted cash flow analysis utilized assumptions for terminal multiples based on trading characteristics of Republic and its comparable companies *and does not necessarily include value associated with a control premium*" (emphasis added). Please clarify what the second, italicized part of this sentence means. We note that discounted cash flow discuss on page 64 does not address a control premium.

9.   We note your disclosure on page 54 concerning the public statements made by BGI on July 18, 2008. Please disclose whether BGI has been in contact with Allied or Republic or both of them concerning Waste's proposal. Further, as Cascade and the Gates Foundation Trust have announced their support for the merger, please clarify whether you have any agreements or understandings with them about how they will vote their shares. We may have further comments based on your response.

10.   In addition, we note disclosure in your July 28 Form 8-K that Cascade and the Gates Foundation Trust requested flexibility to acquire up to 20% of the company and that you agreed to waive Section 203 of the DGCL to permit them to do so. Please elaborate here on the nature and extent of your discussions with Cascade, the Gates Foundation Trust and/or BGI in this regard. Explain why you determined to grant this waiver, and please also make clear, if true, that the carve-out in the rights agreement for existing 10% holders was also for the purpose of permitting Cascade and the Gates Foundation Trust to acquire additional shares.

11.   Please update your disclosure to include and explain the purpose of the July 31, 2008 amendment to the merger agreement. In doing so, please address the impact on the vote required to approve the Republic share issuance.

Republic Reasons for the Merger, page 56

12.   Please disclose a summary of the risks and potentially negative factors concerning the merger that were identified and considered by Republic's board. Explain why the board nevertheless recommends the transaction to shareholders in view of any such factors.

Certain Financial Forecasts Reviewed by Republic's Board of Directors, page 58

13.   Please add the Republic financial forecast provided to Allied and used by UBS for purposes of its fairness opinion. In addition, please clarify why two different sets of financial forecasts were prepared by the management of Republic and provided to UBS and explain the differences between the two forecasts, including their underlying assumptions, which should be described rather than just noted. In doing so, please pay particular attention to the lower growth assumptions used by Republic's management for the base case forecast and identify the macroeconomic trends projected by Republic's

management, as well as their connection to the Republic long-term incentive plan. Please also discuss whether the Republic board considered what impact the two different sets of forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.

14.   Please disclose the adjustments that Republic's management made to the financial forecast provided by Allied and explain why Republic's management believed such adjustments were necessary.

Opinion of Financial Advisor to the Republic Board of Directors, page 60

15.   Please disclose the date on which the Republic board engaged Merrill Lynch for the purpose of advising the board and providing a fairness opinion.

Comparable Companies Analysis, page 63

16.   If Merrill Lynch observed the mean and median data for the estimated EBITDA multiple ranges and a price-to-earnings multiple ranges, please disclose them. In addition, please disclose the inherent limitations of performing a comparable-companies analysis using only two companies.

Discounted Cash Flow, page 64

17.   Please identify by name the comparable companies that were used to determine the discount rates for free cash flow stream and terminal values.

Miscellaneous, page 65

18.   We note your statements on page 66 that Merrill Lynch has, in the past, provided financial advisory and financing services to Republic and/or its affiliates. Please provide a narrative and quantitative description of the fees paid or to be paid in connection with such services rendered during the past two years. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Interests of Republic Executive Officers and Directors in the Merger, page 66

19.   We note that in connection with the consummation of the merger a number of benefits will accrue to Republic's directors and executive officers under various Republic compensation plans, such as the conversion of stock units issued to Republic's non-employee directors pursuant to Republic's 1998 Stock Incentive Plan into the right to receive a cash payment and the vesting of all outstanding unvested equity awards under Republic's 1998 Stock Incentive Plan. Please clarify why these benefits will accrue (e.g., because the merger will trigger accelerated vesting clauses under Republic's plans).

Certain Financial Forecasts Reviewed by Allied's Board of Directors, page 70

20.   Please add the Republic financial forecast provided to Allied and used by UBS for purposes of its fairness opinion. In addition, please explain why Allied selected the particular Republic financial forecast that it directed UBS to use and why Allied rejected the other forecast. Please also identify and describe the most significant aspects of Allied's management's assessment of macroeconomic trends and the results of its due diligence investigation of Republic. Finally, please discuss whether the Allied board considered what impact the two different sets of forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.

Opinion of Financial Advisor to the Allied Board of Directors, page 72

21.   Please state the date on which the Allied board engaged UBS for the purpose of advising the board and providing a fairness opinion.

Discounted Cash Flow Analysis, page 77

22.   Please disclose how the discount rate range of 8% to 9% was determined.

Miscellaneous, page 78

23.   We note your statements that in the past UBS and its affiliates have provided investment banking services to Allied unrelated to the merger, for which UBS and its affiliates received compensation. Please provide a narrative and quantitative description of the compensation paid or to be paid in connection with such services rendered during the past two years. Please see Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Blackstone Registration Rights, page 84

24.   Please update this disclosure to reflect the current status of Blackstone's discussions with Republic concerning providing Blackstone with substitute registration rights.

Accounting Treatment, page 84

25.   We note that Republic will account for this transaction as a purchase of Allied. We also note that the former shareholders of Allied will hold more than 50% of the outstanding shares on a diluted basis subsequent to the merger and that Allied is the larger of the two merged entities. Please provide us with a comprehensive analysis demonstrating how you determined that Republic is the acquiring entity. Please refer to paragraph 17 of SFAS 141. You may consider enhancing your disclosures to more clearly explain the factors you considered in determining the accounting acquirer.

The Merger Agreement, page 98

26.   Please update your disclosure to include the July 31, 2008 merger agreement amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Basis of Presentation, page 135

27.   We note your reference to valuation, banking, legal and accounting consultants. Please name these experts and provide their consents as required by Section 436(b) of Regulation C or delete your reference to them.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(c) Goodwill, page 142

28.   We note that your preliminary purchase price allocation has assigned the majority of your purchase price for Allied Waste to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please provide us with additional information including your process for identifying other intangible assets, further detail of the other intangible assets that you have identified thus far, and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose this information in your footnotes, along with a brief description of the factors that contributed to such a significant amount of the purchase price being allocated to goodwill.

Help us better understand why you have yet to include at least a preliminary estimate of the fair value of the non-landfill land, buildings and improvements, vehicles, equipment, containers and compactors. We may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

Interests of Named Experts and Counsel, page 152

29.   Please tell us approximately how many shares of Republic common stock are held by attorneys employed by Akerman Senterfitt. Please note that we may have additional comments based on your response.

Part II

Item 21. Exhibits and Financial Statement Schedules, page II

30.   We note that you have not yet filed the legal and tax opinions referenced in the exhibit index. When you file these exhibits please allow us adequate time to review them and understand that we may have comments on them.

Soliciting Material filed August 1, 2008

31.   We note the statement made by John Zillmer, chairman and chief executive officer of Allied Waste Industries, Inc., that "[w]e believe this transaction is in the best [sic] of both shareholders and *the Republic share price post closed [sic] and integration should trade in the high to mid 40s*" (emphasis added). Mr. Zillmer made this statement during his closing remarks on Allied's earnings call on July 30, 2008.

        The italicized part of Mr. Zillmer's statement appears to constitute a valuation. The inclusion of valuations in soliciting materials is appropriate and consonant with Rule 14a-9 only when the valuations are made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure that facilitates stockholders' understanding of the basis for and limitations of the valuation information. Please address Mr. Zillmer's July 30, 2008 statement in Republic and Allied's revised joint proxy statement/prospectus and, in doing so, please include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, please tell us what actions, if any, you can now take to ameliorate the effects of Mr. Zillmer's July 30, 2008 statement and to prevent public disclosure of similar statements in the future. Please see Rule 14a-9 and Exchange Act Release No. 16833 (May 23, 1980).

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

David A. Barclay, Republic Services, Inc.
Timothy R. Donovan, Allied Waste Industries, Inc.
August 28, 2008
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker at (202) 551-3732 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan L. Awner, Esq. (Via Facsimile 305-374-5095)